SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2020

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On July 14, 2020 the Company published in the German electronic-Bundesanzeiger (Federal Gazette) the agenda and invitation for its 2020 Annual General Meeting (“AGM”) of Shareholders to be held August 27, 2020. A convenience translation of the invitation and agenda for the 2020 AGM has been posted on the Company’s web site, www.freseniusmedicalcare.com/en/agm, and is being furnished as an exhibit to this Report on Form 6-K. The Company has also posted on its web site two other reports referred to in the AGM invitation — the report of the Company’s Supervisory Board and the report of the Company’s general partner pursuant to § 289a para. 1 and § 315a para. 1 of the German Commercial Code. The Company is also furnishing with this Form 6-K report copies of (i) the report of the Company’s Supervisory Board and the report of the Company’s General Partner (together, the “Reports”) referred to in the AGM invitation and (ii) certain additional information (the “Supplemental Information”) that the Company has agreed to make available to its ADR holders pursuant to the Pooling Agreement among the Company, Fresenius Medical Care Management AG, the Company’s general partner, Fresenius SE & Co. KGaA and the Company’s independent directors designated in the Pooling Agreement. The Supplemental Information for ADR holders has also been posted on the Company’s web site, www.freseniusmedicalcare.com/en/agm, and is also being furnished with this Report on Form 6-K.

On or about July 27, 2020 the Depositary for the American Depositary Receipts (“ADRs”) representing the Company’s ordinary shares will distribute to ADR holders (a) a notice informing ADR holders of the electronic availability of the AGM invitation and agenda, and the Reports and other materials referred to in the agenda, and (b) a voting instruction card for ADR holders. The notice to ADR holders will include a URL link to the location on the Company’s web site where the AGM materials have been posted. The notice will also inform ADR holders that copies of the AGM invitation and agenda, the Reports and the Supplemental Information will be provided to any holder of ADRs without charge upon request made to the Depositary. The Company will furnish the notice of availability of the AGM materials and the voting instruction card with a report on Form 6-K when they are distributed to ADR holders by the Depositary.

The Company’s Annual Report on Form 20-F and the Company’s 2019 Annual Report have each been posted on the Company’s web site.

EXHIBITS

The following exhibits are being furnished with this Report:

Exhibit 99.1	English convenience translation of Agenda and Invitation for the Annual General Meeting of Shareholders to be held August 27, 2020 published in the German electronic-Bundesanzeiger (Federal Gazette).

Exhibit 99.2	Report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for the Fiscal Year 2019

Exhibit 99.3	Explanatory report of the General Partner on data under § 289a para. 1, § 315a para. 1 Commercial Code

Exhibit 99.4	Supplemental Information for ADR holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: July 17, 2020

FRESENIUS MEDICAL CARE AG & Co. KGaA,
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its
General Partner

	By:	/s/ RICE POWELL
		Name:	Rice Powell
		Title:	Chief Executive Officer and
Chairman of the Management Board
of the General Partner

	By:	/s/ HELEN GIZA
		Name:	Helen Giza
		Title:	Chief Financial Officer and
Member of the Management Board
of the General Partner